Exhibit 5.8

James D. Tod, P.Eng.

WSP USA Environment & Infrastructure Inc.

6925 Century Ave, Suite 200, Mississauga, ON, Canada

CONSENT OF QUALIFIED PERSON

I, James D. Tod state that I am responsible for preparing or supervising the preparation of part(s) of the technical report titled “NI 43 101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico - Amended” with an effective date of September 9, 2021 and dated May 15, 2023, as signed, and certified by me (the “Technical Report”).

Furthermore, I state that:

(a)	The document the Technical Report supports is the Short Form Base Shelf Prospectus of Endeavour Silver Corp. (the “Company”) dated June 16, 2023, including the documents incorporated by reference therein (collectively the “Prospectus”) and the registration statement on Form F-10 of the Company which includes the Prospectus (collectively with the Prospectus, the “Documents”);

(b)	I consent to being named in the Documents as a qualified person, as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, to the use of any references, quotation from or summarization in the Documents of the parts of the Technical Report for which I am responsible, and to the incorporation by reference of the Technical Report into the Documents; and

(c)	I confirm that I have read the Documents, and have no reason to believe that there are any misrepresentations in the information contained in the Documents that are derived from those sections of the Technical Report that I am responsible for preparing or that are within my knowledge as a result of services performed by me in connection with the Technical Report.

Dated at Mississauga, Ontario this 16th day of June, 2023.

/s/ James D. Tod, P.Eng.
James D. Tod, P.Eng.